May 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.

Draft Registration Statement on Form F-1

Submitted April 14, 2022

CIK No. 0001893645

Dear Ms. Adams:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 19, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001893645) submitted by the Company on April 14, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 3 marked to indicate changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Tomer Izraeli

Polyrizon Ltd.

May 4, 2022

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 14, 2022 Prospectus Summary, page 1

1.	We reissue comment 1 in full. Further refine your disclosure to avoid terms that imply your product is a drug. Your revised terms continue to imply or clearly state you will mitigate or prevent disease. For example rather than focus on barrier or shield, you use “reduce the risk of nasal infection” and describe “symptom alleviation” here and on page 92. Furthermore, you use terms such as “platform,” which is typically used in the pharmaceutical industry and does not provide insight as to the nature of your product.

Most importantly, the disclosure emphasizes in the first sentence of your document that you “specialize in the development of innovative nasal gels to reduce the risk of nasal infections caused by a wide range of biological assaults,” and it is not until the third line of the third paragraph of your prospectus that you use the term “medical device.” To provide full disclosure, revise the first page to clarify that you are not developing drugs, why these products are classified as medical devices and not drugs, and the risks associated if you are wrong in your assessment of how they will be classified. Finally, to the extent you use the term “biotech,” tell us how your ingredients qualify for that nomenclature, i.e., identify whether the ingredients in your nasal sprays are derived from living organisms or parts of living organisms. Finally, to the extent that you do not have currently commercialized products, revise the heading “our products” to a more appropriate title.

Response: In response to the Staff’s comment, throughout Amendment No. 3, the Company eliminated all uses of “platform” and “symptom alleviation” with respect to its C&C technology. In addition, the Company eliminated references that its products “reduce the risk of nasal infections” and replaced them with references that it can potentially block allergens and viruses.

In addition, the Company has revised its disclosure on pages 1 and 72 of Amendment No. 3 to clarify that its C&C product candidates are medical devices. The revised disclosure explains that because the polymers in the Company’s C&C product candidates simply lay on top of the cells and physically block viruses and allergens from interacting with the nasal epithelial tissue, as opposed to penetrating the cells and causing a chemical reaction, that they are not expected to be considered as drugs by the FDA but as medical devices.

Further, the Company has revised its disclosure on pages 1 and 72 of Amendment No. 3 to discuss the ingredients in its polymers which allow it to qualify as biotechnology products. Finally, the Company has revised the heading “Our Products” on pages 1 and 72 of Amendment No. 3 to “Our Product Candidates”

2.	We note your response to comment 2. Revise the prospectus summary to separate the candidates by type and clarify the differences between the types that dictate into which FDA category you believe they will fall. Disclose when you plan to conduct the pre- submission meeting with the FDA’s Center for Devices and Radiological Health to confirm the potential for the Class II medical device path under a de novo classification request for PL-15 and PL-16.

Response: In response to the Staff’s comment, the Company has revised the prospectus summary on pages 1 and 2 of Amendment No. 3 to separate the candidates by type, and clarified the differences between the types that dictate into which FDA category it believes each will fall. The Company additionally clarified that it intends to conduct a pre-submission meeting with the FDA’s Center for Devices and Radiological Health to confirm the potential for the Class II medical device path under a de novo classification request for its PL-15 and PL-16 products in the first quarter following the completion of the initial public offering.

Tomer Izraeli

Polyrizon Ltd.

May 4, 2022

3.	Revise the added disclosure on page 1 regarding the experience of similar products to clarify that there is no guarantee that your product candidates will advance in the FDA process at the same rate, will advance at all, or will ever reach commercialization. Revise to clarify what route your products must take if the FDA denies them approvals as medical devices in your chosen categories or determines they must seek approval as pharmaceuticals. Provide cross-references to appropriate risk factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 3 to clarify that there is no guarantee that its products will advance in the FDA process at the same rate, will advance at all, or will ever reach commercialization, as similar products referenced. The Company further revised its disclosure to clarify the alternative routes its products would be required to take if the FDA denies them approvals as medical devices in its preferred pathways, and provided cross-references to appropriate risk factors.

Capitalization, page 64

4.	Please revise to update the historical number of ordinary shares as of December 31, 2021 in the capitalization table here to be consistent with your balance sheet at page F-3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and F-3 of Amendment No. 3 to make the historical number of ordinary shares outstanding as of December 31, 2021 consistent.

Business

Overview, page 74

5.	We note your response to comment 5. Revise the disclosure in the summary and business section to prominently disclose that you have no predicate devices on which to determine that you have identified the appropriate pathway for approval, that you have not approached the FDA to determine the appropriate pathway, and that you do not plan to approach the FDA about the appropriate pathway until after this offering is complete. Also prominently disclose in both areas that there is no assurance the FDA will agree with your choice of the appropriate pathway or your choice of the structure of the chosen clinical trial or trials for any one of your potential medical devices or hybrid devices, or, if they do, there is no assurance that any one of your devices will advance on the timelines you anticipate, if at all, or that they will be successful in any trials, or if successful, will obtain FDA clearance.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the summary and business section to prominently disclose that it has no predicate devices on which to determine that it has identified the appropriate pathway for approval for its PL-15 and PL-16 product candidates under a De Novo Classification Pathway. It further clarified that it has not approached the FDA to determine this appropriate pathway, and that it does not plan to approach the FDA about the appropriate pathway until the first quarter following the completion of the initial public offering. The Company further disclosed in both areas that there is no assurance the FDA will agree with its choice of the appropriate pathway or its choice of the structure of the chosen clinical trial or trials for any one of its potential medical devices or hybrid devices, or, if they do, there is no assurance that any one of its devices will advance on the timelines it anticipates, if at all, or that they will be successful in any trials, or if successful, will obtain FDA clearance.

Tomer Izraeli

Polyrizon Ltd.

May 4, 2022

6. We reissue comment 6. Eliminate the graphic.

Response: In response to the Staff’s comment, the Company has eliminated the Product Roadmap Graphic.

Principal Shareholders, page 125

7.	Clarify the terms of the SAFE investments and whether the IPO will be a qualified equity financing that will trigger a share issuance under the agreement. It appears from the disclosure on page F-20 that the SAFE investment will be dilutive to IPO investors and should be disclosed in the principal shareholders table, highlighted in the summary and in the risk factors.

Response: The Company expects that the IPO will be considered a qualified equity financing that will trigger a share issuance under the SAFE. The Company respectfully advises the Staff that on page 9 of Amendment No. 3, the Company states that “Unless otherwise indicated, all information in this prospectus assumes or gives effect to… the issuance of ordinary shares upon the automatic conversion of a Simple Agreement for Future Equity, or SAFE, investment in the amount of $250, upon the completion of this offering at an assumed conversion price equal to $            , the midpoint of the price range set forth on the cover page of this prospectus…”

The number of SAFE shares to be issued upon conversion of the SAFEs will be included in a subsequent filing of the registration statement when the Company has an assumed offering price. Since all of the share capital information in the registration statement will reflect the issuance of the SAFE shares as if such shares had already been issued, any dilutive effect of the SAFEs will already be reflected in the Company’s registration statement. Accordingly, the Company respectfully advises the Staff that it does not believe that an additional risk factor is necessary.

In addition, in the section titled “Dilution” on page 63 of Amendment No. 3, the Company has included additional disclosure to further clarify that the issuance of the SAFE shares will be triggered by the IPO and that all share capital information in Amendment No. 3 assumes the issuance of such shares.

Please contact me at +1 312.372.2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer